Dodge & Cox  /  Investment Managers  /  San Francisco
Xerox Corporation (XRX)
Investment Thesis
Durable Franchise
XRX has a strong market position in high-speed office printing in the U.S., with approx. 20% market share, and a leading position in color printing, which is growing by 15-20% annually. We expect growth in XRX’s installed equipment base to drive increases in recurring post-sale revenue, which represents over 70% of sales and includes supplies, servicing, outsourcing, financing, and equipment rental.
Robust Liquidity
Favorable business position facilitates strong and stable free cash flow generation back-stopped by a large installed base of devices subject to long-term contracts.
Strong Balance Sheet
Having relied upon the secured funding markets during its 2001-2003 liquidity crisis, management subsequently made debt reduction a top priority. Total debt, which peaked at almost $17 billion at the end of 2001, declined to $8 billion as of 6/30/07. Debt secured by finance receivables now makes up 22% of total debt, down meaningfully from its peak.
Risks
Alternative Uses of Cash
With more stable operations and a stronger balance sheet, management intends to devote excess cash to share repurchases and acquisitions. XRX has spent $1.8 billion on share repurchases, leaving $700 million on the current authorization, and $1.8 billion on acquisitions since late 2005. Unresolved shareholder lawsuits could result in meaningful cash outflows.
Recapitalization Risk
XRX is essentially net debt free at the operating company. Continued lackluster share price performance could prompt management or third-parties to impose a more highly levered capital structure.
October 2007
Company Profile
Portfolio Holding
Debt Statistics / Financial Ratios
• Leading Copier Manufacturer – XRX, with
annual revenue approaching $16 billion, serves
three major markets: Production, which includes
high-speed printing & graphic arts customers
(approx. 29% of sales), Office (48%), and
Developing Markets (12%). The company
finances approximately 70% of its equipment
sales.
• Competitive Advantages – XRX’s
direct sales force, substantial R&D effort
(approximately $1.4 billion annually, including
joint ventures), leadership in high-end production
printing, and premier brand name differentiate
the company from its competitors.
2006 Revenue Breakdown
by Geography
(Total: $15.9 billion)
Current Holding: 2.0% as of (date)
Description: 9.750 % Notes due 1/15/09 (+xxx bps)
7.125 % Notes due 6/15/10 (+xxx bps)
Ratings:           Baa3/BBB-/BBB-
(Moody’s/S&P/Fitch)
U.S. 53%
Europe 34%
Other Areas
13%
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Client’s name
(millions) 2006 2007E 2008E 2011E
Total Debt 7,145 6,759 6,777 5,105
EBITDA 2,165 2,292 2,443 2,599
TD/EBITDA 3.3 x 2.9 x 2.8 x 2.0 x
Int Expense* 544 446 436 319
EBITDA/Int Exp 4.0 x 5.1 x 5.6 x 8.1 x
*Includes lease financing expense
*